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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

RECD S.E.C.
MAR 4 - 2003
1086

Hallmark Financial Services, Inc.
Exact name of registrant as specified in charter

0000819913
Registrant CIK Number

10-KSB for 12/31/2002
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-16090

SEC file number, if available

N/A

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

PROCESSED
MAR 0 5 2003
THOMSON FINANCIAL

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, 2002.

Hallmark Financial Services, Inc.
(Registrant)

By: [signature]
Scott K. Billings
Chief Financial Officer

SCHEDULE P-ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P-PART 1-SUMMARY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported - Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX									XXX
2. 1993	23,437	13,888	9,549	15,598	8,850	1,518	857	260		228	7,669	XXX
3. 1994	28,171	18,920	9,251	18,590	12,305	2,625	1,812	486		178	7,584	XXX
4. 1995	43,408	32,407	11,001	26,419	19,854	4,352	3,227	642		125	8,332	XXX
5. 1996	46,861	34,294	12,567	28,158	21,401	4,539	3,340	736		163	8,692	XXX
6. 1997	38,903	28,102	10,801	22,032	16,155	3,721	2,723	624		158	7,499	XXX
7. 1998	33,974	23,135	10,839	20,425	13,971	3,177	2,210	498		213	7,919	XXX
8. 1999	30,732	19,949	10,783	23,343	15,484	3,551	2,399	411		260	9,422	XXX
9. 2000	43,471	26,076	17,395	38,715	25,936	4,909	3,357	549		372	14,880	XXX
10. 2001	49,525	33,149	16,376	35,168	22,684	3,898	2,631	469		433	14,220	XXX
11. 2002	52,486	32,273	20,213	21,279	13,343	2,444	1,517	453		267	9,316	XXX
12. Totals	XXX	XXX	XXX	249,727	169,983	34,734	24,073	5,128		2,397	95,533	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior													XXX
2. 1993													XXX
3. 1994													XXX
4. 1995	8				1							9	XXX
5. 1996	97	29			1	3						66	XXX
6. 1997	115	79			11	8						39	XXX
7. 1998	142	82			11	8						63	XXX
8. 1999	382	261			35	26						130	XXX
9. 2000	1,379	936	21	15	126	93	2	1				483	XXX
10. 2001	2,798	1,424	382	280	272	196	40	28			50	1,564	XXX
11. 2002	7,739	4,188	2,916	957	758	452	316	190			300	5,942	XXX
12. Totals	12,660	6,999	3,319	1,252	1,215	786	358	219			350	8,296	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred / Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves After Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX		
2. 1993	17,376	9,707	7,669	74.139	69.895	80.312					
3. 1994	21,701	14,117	7,584	77.033	74.614	81.980					
4. 1995	31,422	23,081	8,341	72.388	71.222	75.820				8	1
5. 1996	33,531	24,773	8,758	71.554	72.237	69.690				68	(2)
6. 1997	26,503	18,965	7,538	68.126	67.486	69.790				36	3
7. 1998	24,253	16,271	7,982	71.387	70.331	73.641				60	3
8. 1999	27,722	18,170	9,552	90.206	91.082	88.584				121	9
9. 2000	45,701	30,338	15,363	105.130	116.345	88.318				449	34
10. 2001	43,027	27,243	15,784	86.879	82.183	96.385				1,476	88
11. 2002	35,905	20,647	15,258	68.409	63.976	75.486				5,510	432
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX			XXX	7,728	568

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1.

SCHEDULE P-PART 2-SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior	134	695	823	899	932	927	927	919	919	919		
2. 1993	7,436	7,603	7,586	7,420	7,410	7,405	7,406	7,409	7,409	7,409		
3. 1994	XXX	6,498	7,031	7,108	7,086	7,098	7,094	7,106	7,098	7,098		(8)
4. 1995	XXX	XXX	7,960	7,555	7,748	7,707	7,684	7,752	7,705	7,690	(15)	(62)
5. 1996	XXX	XXX	XXX	7,854	8,174	8,251	8,230	8,106	8,042	8,031	(11)	(75)
6. 1997	XXX	XXX	XXX	XXX	6,864	6,916	6,950	6,925	6,913	6,914	1	(11)
7. 1998	XXX	XXX	XXX	XXX	XXX	7,633	7,621	7,608	7,505	7,484	(21)	(124)
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	8,880	9,070	9,147	9,141	(6)	71
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,089	14,813	14,814	1	725
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,998	15,315	317	XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,805	XXX	XXX
								12. Totals			266	516

SCHEDULE P-PART 3-SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	000	633	818	886	919	918	918	919	919	919	XXX	XXX
2. 1993	4,219	6,522	7,161	7,347	7,379	7,394	7,399	7,409	7,409	7,409	XXX	XXX
3. 1994	XXX	3,460	5,783	6,615	6,962	7,059	7,084	7,098	7,098	7,098	XXX	XXX
4. 1995	XXX	XXX	3,521	6,062	7,277	7,572	7,619	7,679	7,679	7,690	XXX	XXX
5. 1996	XXX	XXX	XXX	4,498	7,046	7,821	8,064	7,816	7,932	7,956	XXX	XXX
6. 1997	XXX	XXX	XXX	XXX	3,941	5,956	6,553	6,799	6,863	6,875	XXX	XXX
7. 1998	XXX	XXX	XXX	XXX	XXX	4,807	6,566	7,132	7,377	7,421	XXX	XXX
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	5,393	7,871	8,629	9,011	XXX	XXX
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,048	13,111	14,331	XXX	XXX
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,753	13,751	XXX	XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,863	XXX	XXX

SCHEDULE P-PART 4-SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	501	282	80							
2. 1993	650	399	200		5					
3. 1994	XXX	800	300	30	14					
4. 1995	XXX	XXX	1,062	31	51					
5. 1996	XXX	XXX	XXX	690	160	15				
6. 1997	XXX	XXX	XXX	XXX	495	66	13			
7. 1998	XXX	XXX	XXX	XXX	XXX	451	130	25		
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	492	87	17	
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	428	176	7
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,036	114
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,085

NONE Schedule P - Part 1A Homeowners/Farmowners

SCHEDULE P-PART 1B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL
($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported - Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX									XXX
2. 1993	15,652	8,965	6,687	11,974	6,615	1,312	740	217		60	6,148	7,737
3. 1994	19,457	12,900	6,557	14,674	9,653	2,373	1,653	432		51	6,173	8,160
4. 1995	33,732	25,150	8,582	20,625	15,369	3,935	2,914	526		39	6,803	10,811
5. 1996	37,891	27,707	10,184	23,477	17,884	4,162	3,058	661		47	7,358	11,282
6. 1997	31,010	22,646	8,364	17,755	13,089	3,356	2,473	550		53	6,099	10,483
7. 1998	25,885	17,842	8,043	15,081	10,458	2,697	1,912	417		60	5,825	8,924
8. 1999	22,775	15,100	7,675	16,821	11,428	3,005	2,061	341		48	6,678	9,286
9. 2000	27,664	17,863	9,801	24,779	16,787	3,793	2,624	418		66	9,579	13,696
10. 2001	31,273	21,098	10,175	19,758	12,731	2,682	1,827	320		53	8,202	12,300
11. 2002	32,880	20,233	12,647	10,291	6,468	1,612	1,008	328		39	4,755	9,982
12. Totals	XXX	XXX	XXX	175,235	120,482	28,927	20,270	4,210		516	67,620	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			Number of Claims Outstanding - Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	
1. Prior													
2. 1993													
3. 1994													
4. 1995	8				1							9	
5. 1996	97	29			1	3						66	3
6. 1997	115	79			11	8						39	10
7. 1998	140	82			11	8						61	14
8. 1999	382	261			35	26						130	31
9. 2000	1,365	927	21	15	125	91	2	1				479	127
10. 2001	2,746	1,531	432	280	267	193	40	28				1,453	401
11. 2002	6,983	3,923	2,825	1,056	685	408	277	168				5,215	1,868
12. Totals	11,836	6,832	3,278	1,351	1,136	737	319	197				7,452	2,454

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred / Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves After Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX		
2. 1993	13,503	7,355	6,148	86.270	82.041	91.940					
3. 1994	17,479	11,306	6,173	89.834	87.643	94.144					
4. 1995	25,095	18,283	6,812	74.395	72.696	79.375				8	1
5. 1996	28,398	20,974	7,424	74.947	75.699	72.899				68	(2)
6. 1997	21,787	15,649	6,138	70.258	69.103	73.386				36	3
7. 1998	18,346	12,460	5,886	70.875	69.835	73.182				58	3
8. 1999	20,584	13,776	6,808	90.380	91.232	88.704				121	9
9. 2000	30,503	20,445	10,058	110.262	114.454	102.622				444	35
10. 2001	26,245	16,590	9,655	83.922	78.633	94.889				1,367	86
11. 2002	23,001	13,031	9,970	69.954	64.405	78.833				4,829	386
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX			XXX	6,931	521

NONE Schedule P - Part 1C Commercial Auto

NONE Schedule P - Part 1D Workers Compensation

NONE Schedule P - Part 1E Commercial Multiple Peril

NONE Schedule P - Part 1F - Section 1 Med. Mal. Occurence

NONE Schedule P - Part 1F - Section 2 Med. Mal. Claims-Made

NONE Schedule P - Part 1G Special Liability

NONE Schedule P - Part 1H - Section 1 Other Liab. Occurence

NONE Schedule P - Part 1H - Section 2 Other Liab. Claims-Made

NONE Schedule P - Part 1I Special Property

SCHEDULE P-PART 1J
AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported - Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(75)	(54)	65	44			34		XXX
2. 2001	18,252	12,051	6,201	15,410	9,953	1,216	804	149		380	6,018	2,174
3. 2002	19,606	12,040	7,566	10,988	6,875	832	509	125		228	4,561	5,777
4. Totals	XXX	XXX	XXX	26,323	16,774	2,113	1,357	274		642	10,579	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			Number of Claims Outstanding - Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	
1. Prior	16	9			1	2						6	21
2. 2001	52	(107)	(50)		5	3					50	111	24
3. 2002	756	265	91	(99)	73	44	39	22			300	727	323
4. Totals	824	167	41	(99)	79	49	39	22			350	844	368

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred / Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves After Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	7	(1)
2. 2001	16,782	10,653	6,129	91.946	88.399	98.839				109	2
3. 2002	12,904	7,616	5,288	65.817	63.256	69.892				681	46
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX			XXX	797	47

NONE	Schedule P - Part 1K Fidelity/Surety
NONE	Schedule P - Part 1L Other
NONE	Schedule P - Part 1M International
NONE	Schedule P - Part 1N Nonproportional Assumed Prop.
NONE	Schedule P - Part 1O Nonproportional Assumed Liab.
NONE	Schedule P - Part 1P Nonproportional Assumed Fin. Lines
NONE	Schedule P - Part 1R - Section 1 Prod. Liab. Occurence
NONE	Schedule P - Part 1R - Section 2 Prod. Liab. Claims-Made
NONE	Schedule P - Part 1S Financial Guaranty/Mortgage Guaranty

Annual Statement for the year 2002 of the American Hallmark Insurance Company Of Texas

SCHEDULE P-PART 2A-HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior												
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

SCHEDULE P-PART 2B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior	1,310	1,157	1,029	985	963	959	960	952	952	952		
2. 1993	5,873	6,042	6,108	5,945	5,935	5,928	5,928	5,931	5,931	5,931		
3. 1994	XXX	5,103	5,675	5,761	5,733	5,749	5,737	5,749	5,741	5,741		(8)
4. 1995	XXX	XXX	6,508	6,128	6,320	6,279	6,267	6,323	6,291	6,286	(5)	(37)
5. 1996	XXX	XXX	XXX	6,554	6,907	6,987	6,969	6,844	6,783	6,772	(11)	(72)
6. 1997	XXX	XXX	XXX	XXX	5,542	5,579	5,641	5,599	5,587	5,588	1	(11)
7. 1998	XXX	XXX	XXX	XXX	XXX	5,561	5,620	5,586	5,491	5,469	(22)	(117)
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	6,370	6,445	6,469	6,467	(2)	22
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,122	9,681	9,642	(39)	520
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,174	9,335	161	XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,642	XXX	XXX
										12. Totals	83	297

SCHEDULE P-PART 2C
COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior												
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

SCHEDULE P-PART 2D-WORKERS' COMPENSATION

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior												
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

SCHEDULE P-PART 2E-COMMERCIAL MULTIPLE PERIL

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior												
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

NONE Schedule P - Part 2F - Sec. 1 and 2, 2G, 2H Sec. 1 and 2

SCHEDULE P-PART 2I
SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY, AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals		

NONE

SCHEDULE P-PART 2J-AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	428	620	656	36	228
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,824	5,980	156	XXX
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,163	XXX	XXX
										4. Totals	192	228

SCHEDULE P-PART 2K
FIDELITY, SURETY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals		

NONE

SCHEDULE P-PART 2L
OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals		

NONE

SCHEDULE P-PART 2M-INTERNATIONAL

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										DEVELOPMENT	
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002	11 One Year	12 Two Year
1. Prior												
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals		

NONE

NONE Schedule P - Part 2N, 2O, 2P

NONE Schedule P - Part 2R Sec. 1 and 2, 2S

Annual Statement for the year 2002 of the American Hallmark Insurance Company Of Texas

SCHEDULE P-PART 3A-HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	000											
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P-PART 3B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	000	645	840	917	950	950	951	952	952	952	8,800	2,571
2. 1993	2,822	5,049	5,684	5,872	5,904	5,917	5,921	5,931	5,931	5,931	7,262	475
3. 1994	XXX	2,185	4,432	5,268	5,611	5,713	5,727	5,741	5,741	5,741	7,602	558
4. 1995	XXX	XXX	2,238	4,644	5,854	6,148	6,206	6,266	6,266	6,277	9,461	1,350
5. 1996	XXX	XXX	XXX	3,309	5,782	6,559	6,805	6,557	6,673	6,697	9,765	1,514
6. 1997	XXX	XXX	XXX	XXX	2,771	4,625	5,229	5,475	5,537	5,549	6,434	4,039
7. 1998	XXX	XXX	XXX	XXX	XXX	2,957	4,559	5,118	5,364	5,408	5,095	3,815
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	3,074	5,199	5,957	6,337	5,496	3,759
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,527	7,939	9,161	9,076	4,493
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,560	7,882	9,973	1,926
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,427	3,776	4,338

SCHEDULE P-PART 3C
COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	000											
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P-PART 3D-WORKERS' COMPENSATION

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	000											
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P-PART 3E-COMMERCIAL MULTIPLE PERIL

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	000											
2. 1993												
3. 1994	XXX											
4. 1995	XXX	XXX										
5. 1996	XXX	XXX	XXX									
6. 1997	XXX	XXX	XXX	XXX								
7. 1998	XXX	XXX	XXX	XXX	XXX							
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE **Schedule P - Part 3F Sec. 1 and 2, 3G, 3H Sec. 1 and 2**

SCHEDULE P-PART 3I
SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY, AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P-PART 3J-AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	652	652	12,891	4,328
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,193	5,869	1,434	716
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,436	1,579	3,875

SCHEDULE P-PART 3K
FIDELITY/SURETY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P-PART 3L
OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P-PART 3M-INTERNATIONAL

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002		
1. Prior	000										XXX	XXX
2. 1993											XXX	XXX
3. 1994	XXX										XXX	XXX
4. 1995	XXX	XXX									XXX	XXX
5. 1996	XXX	XXX	XXX								XXX	XXX
6. 1997	XXX	XXX	XXX	XXX							XXX	XXX
7. 1998	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

NONE Schedule P - Part 3N, 3O, 3P

NONE Schedule P - Part 3R Sec. 1 and 2, 3S

Annual Statement for the year 2002 of the American Hallmark Insurance Company Of Texas

SCHEDULE P-PART 4A-HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior										
2. 1993										
3. 1994	XXX									
4. 1995	XXX	XXX								
5. 1996	XXX	XXX	XXX							
6. 1997	XXX	XXX	XXX	XXX						
7. 1998	XXX	XXX	XXX	XXX	XXX					
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P-PART 4B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	501	282	80							
2. 1993	650	399	200		5					
3. 1994	XXX	800	300	30	14					
4. 1995	XXX	XXX	1,062	31	51					
5. 1996	XXX	XXX	XXX	690	160	15				
6. 1997	XXX	XXX	XXX	XXX	495	66	31			
7. 1998	XXX	XXX	XXX	XXX	XXX	451	160	25		
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	624	155	17	
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	660	242	7
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,115	164
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,878

SCHEDULE P-PART 4C
COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior										
2. 1993										
3. 1994	XXX									
4. 1995	XXX	XXX								
5. 1996	XXX	XXX	XXX							
6. 1997	XXX	XXX	XXX	XXX						
7. 1998	XXX	XXX	XXX	XXX	XXX					
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P-PART 4D-WORKERS' COMPENSATION

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior										
2. 1993										
3. 1994	XXX									
4. 1995	XXX	XXX								
5. 1996	XXX	XXX	XXX							
6. 1997	XXX	XXX	XXX	XXX						
7. 1998	XXX	XXX	XXX	XXX	XXX					
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P-PART 4E-COMMERCIAL MULTIPLE PERIL

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior										
2. 1993										
3. 1994	XXX									
4. 1995	XXX	XXX								
5. 1996	XXX	XXX	XXX							
6. 1997	XXX	XXX	XXX	XXX						
7. 1998	XXX	XXX	XXX	XXX	XXX					
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE **Schedule P - Part 4F Sec. 1 and 2, 4G, 4H Sec. 1 and 2**

SCHEDULE P-PART 4I
SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4J-AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(300)	(66)	
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(79)	(50)
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	207

SCHEDULE P-PART 4K
FIDELITY/SURETY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4L
OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P-PART 4M-INTERNATIONAL

Years in Which Losses Were Incurred	Bulk and IBNR Reserves On Net Losses and Defense and Cost Containment Expenses Reported At Year End ($000 OMITTED)									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior										
2. 1993										
3. 1994	XXX									
4. 1995	XXX	XXX								
5. 1996	XXX	XXX	XXX							
6. 1997	XXX	XXX	XXX	XXX						
7. 1998	XXX	XXX	XXX	XXX	XXX					
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

NONE Schedule P - Part 4N, 4O, 4P

NONE Schedule P - Part 4R Sec. 1 and 2, 4S

NONE Schedule P - Part 5A - Section 1-3

SCHEDULE P-PART 5B
PRIVATE PASSENGER AUTO LIABILITY/MEDICAL
SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	CUMULATIVE NUMBER OF CLAIMS CLOSED WITH LOSS PAYMENT DIRECT AND ASSUMED AT YEAR END									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	3,155	2,273	2,112	2,426	2,023	2,019	1,804	3,725	6,029	8,800
2. 1993	3,377	5,153	5,634	7,248	7,256	7,259	7,259	7,262	7,262	7,262
3. 1994	XXX	3,571	5,768	7,462	7,573	7,593	7,599	7,602	7,602	7,602
4. 1995	XXX	XXX	4,915	8,628	9,278	9,410	9,441	9,455	9,458	9,461
5. 1996	XXX	XXX	XXX	7,101	9,237	9,666	9,731	9,742	9,764	9,765
6. 1997	XXX	XXX	XXX	XXX	4,235	6,005	6,308	6,348	6,480	6,434
7. 1998	XXX	XXX	XXX	XXX	XXX	3,618	4,714	4,912	5,232	5,095
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	3,632	5,003	5,538	5,496
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,090	8,694	9,076
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,509	9,973
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,776

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	NUMBER OF CLAIMS OUTSTANDING DIRECT AND ASSUMED AT YEAR END									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	258	101	38	13		3				
2. 1993	1,346	278	89	17	4	4	4			
3. 1994	XXX	1,725	487	145	31	13	5	2		
4. 1995	XXX	XXX	3,385	837	175	56	23	8	4	
5. 1996	XXX	XXX	XXX	2,463	526	125	54	39	9	3
6. 1997	XXX	XXX	XXX	XXX	2,253	521	111	53	19	10
7. 1998	XXX	XXX	XXX	XXX	XXX	1,913	539	128	34	14
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	2,343	510	118	31
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,528	643	127
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,373	401
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,868

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	CUMULATIVE NUMBER OF CLAIMS REPORTED DIRECT AND ASSUMED AT YEAR END									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	2,999	2,577	2,362	2,215	2,200	2,204	2,204	4,884	7,624	11,371
2. 1993	4,942	7,146	7,827	7,738	7,737	7,737	7,737	7,737	7,737	7,737
3. 1994	XXX	5,553	8,482	8,140	8,153	8,159	8,160	8,160	8,160	8,160
4. 1995	XXX	XXX	9,094	10,598	10,767	10,807	10,810	10,810	10,811	10,811
5. 1996	XXX	XXX	XXX	10,170	11,126	11,273	11,277	11,277	11,282	11,282
6. 1997	XXX	XXX	XXX	XXX	9,376	10,241	10,324	10,327	10,483	10,483
7. 1998	XXX	XXX	XXX	XXX	XXX	8,039	8,512	8,539	8,923	8,924
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX	8,374	9,013	9,283	9,286
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,892	13,015	13,696
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,549	12,300
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,982

SCHEDULE P-PART 5C
COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	CUMULATIVE NUMBER OF CLAIMS CLOSED WITH LOSS PAYMENT DIRECT AND ASSUMED AT YEAR END									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior										
2. 1993										
3. 1994	XXX									
4. 1995	XXX	XXX								
5. 1996	XXX	XXX	XXX							
6. 1997	XXX	XXX	XXX	XXX						
7. 1998	XXX	XXX	XXX	XXX	XXX					
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	NUMBER OF CLAIMS OUTSTANDING DIRECT AND ASSUMED AT YEAR END									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior										
2. 1993										
3. 1994	XXX									
4. 1995	XXX	XXX								
5. 1996	XXX	XXX	XXX							
6. 1997	XXX	XXX	XXX	XXX						
7. 1998	XXX	XXX	XXX	XXX	XXX					
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	CUMULATIVE NUMBER OF CLAIMS REPORTED DIRECT AND ASSUMED AT YEAR END									
	1 1993	2 1994	3 1995	4 1996	5 1997	6 1998	7 1999	8 2000	9 2001	10 2002
1. Prior	5	5	5	5	5	(3)				
2. 1993										
3. 1994	XXX									
4. 1995	XXX	XXX								
5. 1996	XXX	XXX	XXX							
6. 1997	XXX	XXX	XXX	XXX						
7. 1998	XXX	XXX	XXX	XXX	XXX					
8. 1999	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2000	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2001	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE Schedule P - Part 5D - Section 1-3

NONE Schedule P - Part 5E - Section 1-3

NONE Schedule P - Part 5F - Section 1A-3A

NONE Schedule P - Part 5F - Section 1B-3B

NONE Schedule P - Part 5H - Section 1A-3A

NONE Schedule P - Part 5H - Section 1B-3B

NONE Schedule P - Part 5R - Section 1A-3A

NONE Schedule P - Part 5R - Section 1B-3B

NONE Schedule P - Part 6C Sec. 1 and 2, 6D Sec. 1 and 2

NONE Schedule P - Part 6E Sec. 1 and 2, 6H Sec. 1A and 2A

NONE Schedule P - Part 6H Sec. 1B and 2B, 6M Sec. 1B and 2B

NONE Schedule P - Part 6N Sec. 1 and 2, 6O Sec. 1 and 2

NONE Schedule P - Part 6R Sec. 1A, 2A and 1B, 2B

NONE Schedule P - Part 7A

NONE Schedule P - Part 7A (Continued)

NONE Schedule P - Part 7B

NONE Schedule P - Part 7B (Continued)

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in which premiums were earned and losses were incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1993			
1.03 1994			
1.04 1995			
1.05 1996			
1.06 1997			
1.07 1998			
1.08 1999			
1.09 2000			
1.10 2001			
1.11 2002			
1.12 Totals			

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7.2, below. Are they so reported in this Statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves which are reported gross of any discount to present value of future payments, but are reported net of such discounts on Page 11? Yes [ ] No [X]

   If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   - 5.1 Fidelity $ ____
   - 5.2 Surety $ ____

6. Claim count information is reported (check one). If not the same in all years, explain in Interrogatory 7.
   - 6.1 per claim ____
   - 6.2 per claimant X

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses? Yes [X] No [ ]

7.2 *An extended statement may be attached*

In accordance with the Company's reinsurance agreement,the Company has recorded a loss corridor of approximately $ 0.4 million for the 2001 accident year and $1.4 million for the 2002 acccident yearin additional Case and IBNR reserves.

Additionally, the Company's retention was increased to 35 % at January 1, 2002, 40 % at April 1, 2002 and to 45 % at October 1, 2002.